Aziyo Biologics, Inc.

12510 Prosperity Drive, Suite 370

Silver Spring, MD 250904

September 7, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aziyo Biologics, Inc.
Registration Statement on Form S-3 Filed August 31, 2022
File No. 333-267197

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Aziyo Biologics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-267197) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on September 8, 2022 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Wesley C. Holmes of Latham & Watkins LLP at (617) 948-6027 and that such effectiveness also be confirmed in writing.

Very truly yours,

Aziyo Biologics, Inc.

By:	/s/ Matthew Ferguson
Matthew Ferguson
Chief Financial Officer

cc:	Wesley C. Holmes, Latham & Watkins LLP